Mail Stop 4561

December 23, 2008

William M. Lynes
Chief Executive Officer
Secured Digital Storage Corporation
2001 Butterfield Road, Suite 1050
Downers Grove, IL 60515

      Re: **Secured Digital Storage Corporation**
                Form 10-KSB for the Fiscal Year Ended December 31, 2007
                Filed April 15, 2008
                File No. 000-09500

Dear Mr. Lynes:

      Your most recent filing on Form 10-KSB includes financial statements audited by Jaspers + Hall, PC. On October 21, 2008, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Jaspers + Hall because of deficiencies in the conduct of certain of its audits and its procedures. You can find a copy of the order at http://www.pcaobus.org/enforcement/disciplinary_proceedings/2008/10-21_jaspers.pdf.

      As Jaspers + Hall is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. If Jaspers + Hall audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

      In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor, Jaspers + Hall. While this situation is not specifically described in the Item 304 disclosure requirements, we believe it is material information that should be disclosed. If you previously explained the registration revocation in your Item 4.01 Form 8-K, you do not need to repeat this disclosure in your Form 10-K.

      We will not be able to declare a registration statement effective that includes an audit report signed by Jaspers + Hall.

Please advise us as to how you intend to address this matter by no later than January 9, 2009. If you have any questions, I can be reached at 202-551-3226.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant